

…on a mission to make alt. meat as clean as Organic food



Aleh Manchuliantsau · 2nd

PLANETARIANS: Zero-emission and zero-waste plant-based meat

San Francisco, California, United States ·

Contact info

500+ connections

 **3 mutual connections:** Howard Cao, Mark Rodli, and 1 other

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 **PLANETARIANS**

Techstars Accelerator

Experience



Founder and CEO
PLANETARIANS
Jun 2013 – Present · 8 yrs 3 mos
San Francisco, California, United States

PLANETARIANS - Zero-emission and zero-waste plant-based meat
WHY: Animal agriculture needs help with transitioning to plant-based meat to zero emissions.
HOW: We're building a tech that makes alt. meat directly from animal feed. Our meat has a steak-like texture and umami flavor. The zero-waste process makes it affordable.
WHAT: We license our technology to meat processors next to



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Education

Techstars Accelerator

$295,000 raised at Demo Day

2017 – 2017

Moscow School of Management SKOLKOVO

Skolkovo Startup Academy graduate, First place in Skolkovo Investor Day

2013 – 2013

Международный институт Управления, Бизнеса и Права
Bachelor, Marketing
1994 – 1997

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